SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 10)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with the exhibits and annexes thereto and as amended or supplemented hereby and as previously and as may be amended from time to time, the “Schedule 14D-9”) by AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under the subsection titled “(e) Expiration of the Offer; Subsequent Offering Period”:

“The Subsequent Offering Period, which was previously scheduled to expire at 11:59 p.m., New York City time, on October 14, 2016, is being extended until 11:59 p.m., New York City time, on October 28, 2016, unless earlier terminated. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of 11:59 p.m., New York City time, on October 14, 2016, a total of 49,241,015 Shares had been validly tendered and not withdrawn pursuant to the Offer, including Shares tendered during the initial offering period.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Alan Rassaby
Name:	Alan Rassaby
Title:	Managing Director

By:	/s/ Stefan Boermans
Name:	Stefan Boermans
Title:	Managing Director

Dated: October 17, 2016